1. Name and Address of Reporting Person
   Whitney, Richard K.
   21250 Hawthorne Boulevard, Suite 800
   Torrance, CA 90503
   USA
2. Issuer Name and Ticker or Trading Symbol
   DaVita Inc. (DVA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   1/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/13/2001 A <F2>  V     19482       A      $0.0000                     D
Common Stock                       01/07/2002 S <F3>        -5000       D      $22.2500                    D
Common Stock                       01/08/2002 S <F3>        -2500       D      $22.0000                    D
Common Stock                       01/09/2002 S <F3>        -2500       D      $22.3600                    D
Common Stock                       01/14/2002 M <F4>        4015        A      $2.6875                     D
Common Stock                       01/14/2002 S <F3>        -10000      D      $23.1000                    D
Common Stock                       01/16/2002 M <F4>        5000        A      $2.6875                     D
Common Stock                       01/16/2002 S <F3>        -5000       D      $23.0000                    D
Common Stock                       01/22/2002 M <F4>        10000       A      $2.6875                     D
Common Stock                       01/22/2002 S <F3>        -10000      D      $23.4300                    D
Common Stock                       01/24/2002 M <F4>        5000        A      $2.6875                     D
Common Stock                       01/24/2002 S <F3>        -5000       D      $23.6500                    D
Common Stock                       01/28/2002 M <F4>        10000       A      $2.6875                     D
Common Stock                       01/28/2002 S <F3>        -10000      D      $23.4800                    D
Common Stock                       01/30/2002 S <F3>        -5000       D      $23.1500                    D
Common Stock                       01/30/2002 M <F4>        5000        A      $2.6875    20711 <F1>       D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $2.6875  01/14/2002 M <F5>          4015  03/29/2001 03/29/2005 Common  4015     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $2.6875  01/16/2002 M <F5>          5000  03/29/2001 03/29/2005 Common  5000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $2.6875  01/22/2002 M <F5>          10000 03/29/2001 03/29/2005 Common  10000    $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $2.6875  01/24/2002 M <F5>          5000  03/29/2001 03/29/2005 Common  5000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $2.6875  01/28/2002 M <F5>          10000 03/29/2001 03/29/2005 Common  10000    $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $2.6875  01/30/2002 M <F5>          5000  03/29/2001 03/29/2005 Common  5000     $0.0000    260985   D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Includes 1,229 shares acquired under the Company Employee Stock Purchase Plan in January 2002.
<F2>
Grant of Restricted Units which vest in three equal annual installments beginning on February 13, 2002. Mr. Whitney has elected to defer vesting of the first and second installments until February 13, 2004.
<F3>
The sale of these shares was completed in accordance with a Rule 10b5-1 Sales Plan.
<F4>
The acquisition of these shares occurred in accordance with a Rule 10b5-1 Sales Plan.
<F5>
The exercise of these options was completed in accordance with a Rule 10b5-1 Sales Plan.

SIGNATURE OF REPORTING PERSON
/s/ Richard K. Whitney

DATE
02/11/2002